

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

December 13, 2007

Mr. Jon A. Douglas
Chief Financial Officer
Northgate Minerals Corporation
815 Hornby Street, Suite 406
Vancouver, British Columbia, Canada V6Z 2E6

 Re: **Northgate Minerals Corporation**
 Form 40-F for Fiscal Year Ended December 31, 2006
 File No. 001-06138

Dear Mr. Douglas:

 We have completed our review of your Form 40-F and related amendments and have no further comments at this time.

 Sincerely,

 Karl Hiller
 Branch Chief